Filed by Investcorp Europe Acquisition Corp I and OpSec Holdings

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Investcorp Europe Acquisition Corp I

Commission File No.: 001-41161

Date: December 18, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 18, 2023 (December 15, 2023)

Investcorp Europe Acquisition Corp I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41161	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Century Yard, Cricket Square Elgin Avenue P.O. Box 1111, George Town Grand Cayman, Cayman Islands	KY1-1102
(Address of principal executive offices)	(Zip Code)

+1 (345) 949-5122

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	IVCBU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	IVCB	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	IVCBW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

As previously disclosed by Investcorp Europe Acquisition Corp I, a Cayman Islands exempted company incorporated with limited liability (the “Company”), under Item 1.01 of its Current Report on Form 8-K filed on April 26, 2023, the Company entered into a business combination agreement, dated April 25, 2023 (the “Business Combination Agreement”), with OpSec Holdings, a Cayman Islands exempted company with limited liability (“Pubco”), Opal Merger Sub I, a Cayman Islands exempted company incorporated with limited liability and wholly-owned subsidiary of Pubco (“Merger Sub I”), Opal Merger Sub II, a Cayman Islands exempted company incorporated with limited liability and wholly-owned Subsidiary of Pubco (“Merger Sub II”), Orca Holdings Limited, a Cayman Islands exempted company incorporated with limited liability (“OpSec”), Orca Midco Limited, a private limited company incorporated under the Laws of England and Wales, Orca Bidco Limited, a private limited company incorporated under the Laws of England and Wales and a subsidiary of OpSec, Investcorp Technology Secondary Fund 2018, L.P., a Cayman Islands exempted limited partnership, and Mill Reef Capital Fund ScS, a limited partnership (société en commandite simple) organized under the laws of Luxembourg, in connection with a proposed business combination (the “Business Combination”).

The Business Combination Agreement provides that, among other things, (1) OpSec will merge with and into Merger Sub I (the “First Merger”) and (2) following the First Merger, the Company will merge with and into Merger Sub II (the “Second Merger”).

Subscription Agreement

On December 15, 2023, the Company entered into a subscription agreement (the “Subscription Agreement”) with Pubco, OpSec, and Sakata INX Corporation, a Japanese corporation (the “Subscriber”). Pursuant to the Subscription Agreement, the Subscriber subscribed for 5,000,000 unsecured convertible loan notes (the “Loan Notes”) of $1.00 each issued by OpSec for an aggregate purchase price of $5,000,000 (the “Note Subscription”). On the terms and subject to the conditions set forth in the Loan Notes, including the consummation of the First Merger, the Loan Notes will automatically be novated from OpSec to Pubco and simultaneously will convert into 526,316 ordinary shares of Pubco (the “Shares”), par value $0.0001 per share (the “Share Subscription”). The closing of the Share Subscription will occur following the consummation of the First Merger and before the Second Merger (the “Closing”).

The Subscription Agreement will terminate upon the earlier to occur of (1) such date and time as the Business Combination Agreement is validly terminated in accordance with its terms, (2) upon the mutual written agreement of each of the parties to the Subscription Agreement, (3) if any of the conditions to the Closing are not satisfied, or are not capable of being satisfied, on or prior to the Closing, and as a result thereof, the transactions contemplated by the Subscription Agreement will not be and are not consummated at the Closing and (4) one year from the date of the execution of the Subscription Agreement if the closing of the Business Combination has not occurred.

Pursuant to the Subscription Agreement, Pubco has granted the Subscriber customary registration rights, on the terms and subject to the conditions set forth therein.

At the Closing, Pubco and the Subscriber will enter into a lock-up agreement, pursuant to which the Subscriber agrees, subject to customary exceptions, not to transfer the Shares during the period commencing on the date on which the Closing occurs and ending on the earlier of (1) the date that is 12 months after the Closing and (2) the date on which Pubco undergoes a change of control.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Investcorp Europe Acquisition Corp I

Date: December 18, 2023	By:	/s/ Craig Sinfield-Hain
	Name:	Craig Sinfield-Hain
	Title:	Chief Financial Officer